UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.

(Translation of registrant’s name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits 23.1, 99.1, 99.2 and 101 shall be incorporated by reference into the Company’s effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-218297), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc.
(Registrant)
Date: February 22, 2019	/s/ Greg Powell
Greg Powell
Chief Financial Officer

EXHIBIT LIST

Exhibit
Description

23.1
Consent of Independent Registered Public Accounting Firm (MNP LLP)
99.1
Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended November 30, 2018
99.2
Consolidated Financial Statements and Notes to Consolidated Financial Statements of Intellipharmaceutics International Inc. for the Year Ended November 30, 2018
99.3
News Release dated February 22, 2019 - Intellipharmaceutics Announces 2018 Year End Results
101
XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.’s Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the fiscal year-ended November 30, 2018, formatted in XBRL:

(i)
Consolidated balance sheets as at November 30, 2018 and 2017
(ii)
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2018, 2017 and 2016
(iii)
Consolidated statements of shareholders’ equity (deficiency) for the years ended November 30, 2018, 2017 and 2016
(iv)
Consolidated statements of cash flows for the years ended November 30, 2018, 2017 and 2016
(v)
Notes to the consolidated financial statements